UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.  1)

GLOBAL SELF STORAGE, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

37955N106
(CUSIP Number)

Donald Klimoski II, Esq.
11 Hanover Square
New York, NY 10005
212-785-0900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2018
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37955N106	Page 1 of 5 Pages

1	Names of Reporting Person Mark C. Winmill
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		AF, PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	66,985 Shares
	8	Shared Voting Power	413,423 Shares
	9	Sole Dispositive Power	66,985 Shares
	10	Shared Dispositive Power	413,423 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		480,408 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)		6.2%
14	Type of Reporting Person (See Instructions)		IN

CUSIP No. 37955N106	Page 2 of 5 Pages

1	Names of Reporting Person Thomas B. Winmill
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		AF, PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	785 Shares
	8	Shared Voting Power	398,423 Shares
	9	Sole Dispositive Power	785 Shares
	10	Shared Dispositive Power	398,423 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		399,208 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)		5.2%
14	Type of Reporting Person (See Instructions)		IN

CUSIP No. 37955N106	Page 3 of 5 Pages

1	Names of Reporting Person Winmill Family Trust
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0 Shares
	8	Shared Voting Power	393,997 Shares
	9	Sole Dispositive Power	0 Shares
	10	Shared Dispositive Power	393,997 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		393,997 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)		5.1%
14	Type of Reporting Person (See Instructions)		HC

CUSIP No. 37955N106	Page 4 of 5 Pages

1	Names of Reporting Person Winmill & Co. Incorporated
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		AF, WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	128,227 Shares
	8	Shared Voting Power	265,770 Shares
	9	Sole Dispositive Power	128,227 Shares
	10	Shared Dispositive Power	265,770 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		393,997 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)		5.1%
14	Type of Reporting Person (See Instructions)		HC

CUSIP No. 37955N106	Page 5 of 5 Pages

1	Names of Reporting Person Tuxis Corporation
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)		WC, SC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6	Citizenship or Place of Organization		USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	265,770 Shares
	8	Shared Voting Power	0 Shares
	9	Sole Dispositive Power	265,770 Shares
	10	Shared Dispositive Power	0 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person		265,770 Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions)		☐
13	Percent of Class Represented by Amount in Row (11)		3.5%
14	Type of Reporting Person (See Instructions)		CO

Item 1. Security and Issuer.

This Schedule 13D relates to the shares of common stock ("Shares") of Global Self Storage, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 11 Hanover Square, New York, NY 10005.

Item 2. Identity and Background.

(a)– (c)	This Schedule 13D is being filed by the following (collectively, the "Reporting Persons"):

Mark C. Winmill
11 Hanover Square, New York, NY 10005

Thomas B. Winmill
PO Box 4, Walpole, NH 03608

Winmill & Co. Incorporated
Delaware corporation
Holding company
11 Hanover Square, New York, NY 10005

Winmill Family Trust
New Hampshire trust
PO Box 1198, Walpole, NH 03608

Tuxis Corporation
Maryland corporation
Holding company
11 Hanover Square, New York, NY 10005

 Mark C. Winmill has been Chief Executive Officer, President and Chairman of the Board of the Issuer and its subsidiaries since 2012. He is also Chief Executive Officer, President, and a director of Tuxis Corporation (a holding company) and its subsidiaries. He is Vice President of Dividend and Income Fund, Foxby Corp., and Midas Series Trust (collectively, the "Funds") and Chief Investment Strategist of Midas Management Corporation (a registered investment adviser). He is Executive Vice President and a director of Winmill & Co. Incorporated (a holding company) ("Winco"). He is a principal of Bexil Securities LLC and Midas Securities Group, Inc. (registered broker-dealers and, collectively, the "Broker-Dealers"). Messrs. Mark and Thomas Winmill are brothers.

Thomas B. Winmill has served as a director of the Issuer since 1997.  He is also President, Chief Executive Officer, Chief Legal Officer, and a director or trustee of the Funds. He is President, Chief Executive Officer, Chief Legal Officer, and a director of Bexil Advisers LLC and Midas Management Corporation (registered investment advisers and, collectively, the "Advisers"), the Broker-Dealers, and Bexil Corporation (a holding company) ("Bexil"). He is President and Chief Legal Officer of Winco. He is a director of Bexil American Mortgage Inc. ("Bexil American"). Messrs. Mark and Thomas Winmill are brothers.

The Funds, the Advisers, Winco, the Broker-Dealers, Bexil, and Bexil American may be deemed to be affiliates of the Issuer. Messrs. Mark and Thomas Winmill are the trustees of the Winmill Family Trust.

(d) None.

(e) None.

(f) Mark C. Winmill and Thomas B. Winmill are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

    Mr. Mark C. Winmill used personal funds to acquire 34,860 directly owned Shares. His Shares also include 32,125 restricted Shares that are subject to restrictions on transfers and forfeiture provisions and were pursuant to a restricted stock award. The forfeiture and transfer restrictions lapse over a four-year period beginning on the date of grant. Mr. Mark Winmill is Chairman of the Board, President, and Chief Executive Officer of Tuxis and may be deemed to have indirect beneficial ownership of 265,770 Shares directly owned by Tuxis. Mr. Mark Winmill is a trustee of the Winmill Family Trust, which owns all of the voting stock of Winco, and may be deemed to have indirect beneficial ownership of 128,227 Shares directly owned by Winco. Additionally, Midas Securities Group, Inc. ("Midas Securities"), a wholly owned subsidiary of Winco, directly owns approximately 19% of Tuxis' outstanding shares of common stock and may be deemed to have indirect beneficial ownership of the Shares directly owned by Tuxis. Mr. Mark Winmill also is a trustee of the Michael M. George Trust and may be deemed to have indirect beneficial ownership of 15,000 Shares directly owned by the Michael M. George Trust. Lastly, Mr. Mark Winmill has discretionary authority over 4,426 Shares directly owned by Ms. Sarah J. Winmill, his mother, and may be deemed to have indirect beneficial ownership of such Shares. Mr. Mark Winmill disclaims beneficial ownership of the Shares owned, or which may be deemed to be owned, by Tuxis, the Winmill Family Trust, Winco, the Michael M. George Trust, and Ms. Sarah J. Winmill.

Mr. Thomas B. Winmill used personal funds to acquire 785 directly owned Shares. Mr. Thomas Winmill is a trustee of the Winmill Family Trust and may be deemed to have indirect beneficial ownership of the 393,997 Shares directly and indirectly owned by Winco as a result of his status as a controlling person of the Winmill Family Trust. Mr. Thomas Winmill has discretionary authority over the financial affairs of Ms. Sarah J. Winmill, his mother, and as a result may be deemed to have indirect beneficial ownership of the 4,426 Shares held by Ms. Sarah J. Winmill. Mr. Thomas Winmill disclaims beneficial ownership of the Shares owned, or which may be deemed to be owned, by Tuxis, the Winmill Family Trust, Winco, and Sarah J. Winmill.

Winco has direct beneficial ownership of 128,227 Shares and may be deemed to have indirect beneficial ownership of 265,770 Shares held by Tuxis. Midas Securities directly owns approximately 19% of Tuxis' outstanding shares of common stock and may be deemed to have indirect beneficial ownership of the Shares directly owned by Tuxis. Winco disclaims beneficial ownership of the 265,770 Shares held by Tuxis. Winco used working capital to acquire Shares.

The Winmill Family Trust owns all of the voting stock of Winco.

Tuxis directly owns 265,770 Shares. Tuxis used working capital to acquire Shares.

Item 4. Purpose of Transaction.

   The Reporting Persons acquired the Shares for investment purposes.

   Notwithstanding any of the foregoing, the Reporting Persons may at any time modify, change, abandon, or replace, some or all of the foregoing purposes and plans and discussions relating thereto or discontinue or re-continue such modifications, changes, abandonments, or replacements at any time.

Item 5. Interest in Securities of the Issuer.

(a)
As of June 1, 2018, the Reporting Persons believe there are 7,692,624 Shares outstanding.

As of such date, Mark C. Winmill may be deemed to be the beneficial owner of 480,408 Shares which constitute approximately 6.2% of the outstanding Shares. Mr. Mark Winmill disclaims beneficial ownership of the Shares owned, or which may be deemed to be owned, by Tuxis, the Winmill Family Trust, Winco, the Michael M. George Trust, and Ms. Sarah J. Winmill.

As of such date, Thomas B. Winmill may be deemed to be the beneficial owner of 399,208 Shares which constitute approximately 5.2% of the outstanding Shares. Mr. Thomas Winmill disclaims beneficial ownership of the Shares owned, or which may be deemed to be owned, by Tuxis, the Winmill Family Trust, Winco, and Sarah J. Winmill.

As of such date, Winco may be deemed to be the beneficial owner of 393,997 Shares which constitute approximately 5.1% of the outstanding Shares. Winco disclaims beneficial ownership of the Shares held by Tuxis.

As of such date, the Winmill Family Trust may be deemed to be the beneficial owner of 393,997 Shares which constitute approximately 5.1% of the outstanding Shares. The Winmill Family Trust disclaims beneficial ownership of all the Shares.

As of such date, Tuxis may be deemed to be the beneficial owner of 265,770 Shares which constitute approximately 3.5% of the outstanding Shares.

(b)	Mark C. Winmill, Thomas B. Winmill, Tuxis, Winco, the Michael M. George Trust, and Sarah J. Winmill have the power to vote and to dispose of their respective directly owned Shares.

(c)	During the past 60 days, the following transactions were effected in the Shares by the Reporting Persons, the Michael M. George Trust, and/or Sarah J. Winmill:
Name	Date	Transaction	Number of Shares	Price per Share	Where and How Transaction Effected
Tuxis Corporation	05/21/2018	Buy	1,090	$ 4.1809	Open Market Purchase(1)
	05/22/2018	Buy	2,400	$ 4.2275
	05/23/2018	Buy	2,400	$ 4.2100
	05/25/2018	Buy	2,400	$ 4.1500
	05/29/2018	Buy	3,400	$ 4.1300
	05/30/2018	Buy	3,400	$ 4.1700
	05/31/2018	Buy	3,400	$ 4.1900
Mark C. Winmill	05/18/2018	Buy	1,400	$ 4.179	Open Market Purchase(1)

(1) Purchased pursuant to Rule 10b-18 safe harbor.

(d)
Mark C. Winmill, Thomas B. Winmill, Tuxis, Winco, the Michael M. George Trust, and Sarah J. Winmill have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, their respective directly owned Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

On November 23, 2016, the Issuer entered into a purchase agreement (the "Purchase Agreement") with Tuxis, an Issuer affiliate, to acquire all of the membership interests of each of Tuxis Self Storage I LLC, Tuxis Self Storage II LLC, and Tuxis Real Estate II LLC, each a wholly owned subsidiary of Tuxis (collectively, the "Tuxis Subsidiaries"), for the aggregate purchase price of $7,800,000, comprised of $5,925,000 payable in cash, $975,000 in Shares, and, contingent upon the satisfaction of certain conditions described in the Purchase Agreement, an additional $900,000 cash payment (the "Acquisition").

On December 30, 2016, the Issuer completed the Acquisition for $5,925,000 in cash and 202,703 unregistered and restricted Shares and entered into a registration rights agreement which permits Tuxis to request the registration of such Shares.

Certain officers and/or directors of the Issuer are officers, directors, and/or trustees of the Reporting Persons.

The information provided under Items 2 and 3 of this Schedule 13D are incorporated herein by reference.

Item 7. Materials to Be Filed as Exhibits

Exhibit A: Agreement to file Schedule 13D jointly.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2018
Winmill & Co. Incorporated By: /s/Donald Klimoski II
Name: Donald Klimoski II
Title: General Counsel

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2018

Winmill Family Trust By: /s/Thomas B. Winmill
Name: Thomas B. Winmill
Title: Trustee

By: /s/Mark C. Winmill
Name: Mark C. Winmill
Title: Trustee

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2018

Tuxis Corporation
By: /s/ Donald Klimoski II
Name: Donald Klimoski II
Title: General Counsel

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2018

By: /s/Mark C. Winmill
Name: Mark C. Winmill

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2018

By: /s/ Thomas B. Winmill
Name: Thomas B. Winmill

EXHIBIT A

AGREEMENT

This AGREEMENT is made and entered into May 18, 2018, among Mark C. Winmill, Thomas B. Winmill, Winmill & Co. Incorporated, the Winmill Family Trust, and Tuxis Corporation.

WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), the parties hereto have decided to satisfy their filing obligations under the 1934 Act by a single joint filing:

NOW, THEREFORE, the undersigned hereby agree as follows:

1.
The Schedule 13D and all amendments thereto with respect to Global Self Storage, Inc. to which this is attached as Exhibit A are filed on behalf of Mark C. Winmill, Thomas B. Winmill, Winmill & Co. Incorporated, the Winmill Family Trust, and Tuxis Corporation.

2.
Each of Mark C. Winmill, Thomas B. Winmill, Winmill & Co. Incorporated, the Winmill Family Trust, and Tuxis Corporation is responsible for the completeness and accuracy of the information concerning such person contained therein; provided that each person is not responsible for the completeness or accuracy of the information concerning any other person making such filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

SIGNATURES

By: /s/Mark C. Winmill
Name: Mark C. Winmill

By: /s/Thomas B. Winmill
Name: Thomas B. Winmill
Winmill & Co. Incorporated By: /s/Donald Klimoski II
Name: Donald Klimoski II
Title: General Counsel

Winmill Family Trust By: /s/Thomas B. Winmill
Name: Thomas B. Winmill
Title: Trustee

By: /s/Mark C. Winmill
Name: Mark C. Winmill
Title: Trustee

Tuxis Corporation
By: /s/ Donald Klimoski II
Name: Donald Klimoski II
Title: General Counsel